MATTHEW MCMURDO, ESQ. Attorney-At-Law Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	16th Floor 28 West 44th Street New York, NY 10036

March 11, 2015

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Michael Kennedy Mara Ransom, Assistant Director

Re:	Franchise Holdings International, Inc. Form PRE 14C Filed January 26, 2015 File No. 000-27631

Dear Ms. Ransom:

We are filing an Amendment to our Preliminary Information Statement on Form PRE 14C (the “Information Statement”) in response to your recent review letter addressed to Steven Rossi, Chief Executive Officer of Franchise Holdings International, Inc. (the “Company”), dated March 10, 2015 (the “SEC Letter”). This response letter, along with the amended Information Statement, addresses the concerns you expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Additional Information, page 4

Voting Securities; Beneficial Ownership of the Company’s Common Stock, page 4

1. We note your response to comment 2 and we re-issue this comment. In this regard, we note your response that “the increase in authorized shares is necessary to complete the transaction whereby the Company acquired Truxmart Ltd.” If the increase in authorized shares is being made in connection with the acquisition of Truxmart, please provide the disclosure required by Items 11, 13 and 14 of Schedule 14A, as appropriate. Refer to Note A to Schedule 14A.

We have revised the Information Statement to provide the disclosure required by Items 11, 13 and 14 of Schedule 14A.

1

2. We note your response to comment 4 and we re-issue the comment in part. Please update the beneficial ownership table to show that Truxmart Ltd., as your subsidiary, is not a beneficial owner of 2,300,000 shares of your common stock.

We have updated the beneficial ownership table to show that Truxmart Ltd. is not a beneficial owner of 2,300,000 shares of our common stock.

Please direct your correspondence regarding this matter to the undersigned.

very truly yours,

Matthew McMurdo, Esq.

cc:	Steven Rossi, Chief Executive Officer Franchise Holdings International, Inc.